UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n]

15047474

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH. D.C.
201

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AB 3/1

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MillbRook Lane
(No. and Street)

Kerhonkson (City), N.Y (State) 12446 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ross (800) 343-3687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ron FRiedman
(Name – *if individual, state last, first, middle name*)

177 White Plains Rd (14E) (Address) Tarrytown (City) N.Y. (State) 10591 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/10/11

OATH OR AFFIRMATION

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westchester Capital Planning, Inc, as of 31 December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Christine K. Adams
Notary Public

CHRISTINE K. ADAMS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AD6225801
Qualified in Ulster County
Commission Expires July 26, ~~2014~~ 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C. 201 SECTION

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2014 & 2013

Westchester Capital Planning, Inc.
Table of Contents

RON FRIEDMAN
CPA

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2014 and 2013, and the related statements of income and retained deficit, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ron Friedman

Ron Friedman, CPA
February 27, 2015

Westchester Capital Planning, Inc.
Balance Sheets
For the Year Ended December 31,

	2014	2013
ASSETS		
Current Assets		
Cash	$ 14,905	$ 10,721
Total current assets	14,905	10,721
Fixed Assets		
Computer equipment	2,183	2,183
Less: Accumulated depreciation	(2,183)	(2,183)
Total fixed assets	-	-
TOTAL ASSETS	$ 14,905	$ 10,721
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 600	$ 357
Accrued expenses	2,265	2,000
Total current liabilities	2,865	2,357
Stockholder's equity		
Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained earnings (deficit)	(8,382)	(12,058)
Total stockholder's equity	12,040	8,364
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,905	$ 10,721

See accompanying notes to the financial statements.

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2014	2013
Revenues		
Commission income	$ 116,413	$ 66,635
Total Revenue	116,413	66,635
Expenses		
Officer salary	10,300	8,500
Payroll tax expense	1,117	725
Auto expenses	5,921	6,398
Office expense	1,494	1,595
License and registrations	4,131	3,417
Legal and accounting	2,655	2,390
Rent and office services	3,240	3,240
Postage	1,267	1,265
Telephone	2,892	2,892
Total operating expenses	33,017	30,422
Net income	83,396	36,213
Retained earnings (deficit), beginning of year	(12,058)	(13,656)
Shareholder distributions	(79,720)	(34,615)
Retained earnings (deficit), end of year	$ (8,382)	$ (12,058)

See accompanying notes to the financial statements.

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

		2014		2013
Cash flows from operating activities				
Net income	$	83,396	$	36,213
Adjustments to reconcile net income to cash provided by operating activities:				
Accrued expenses		265		-
Accounts payable		243		(98)
Cash provided by operating activities		83,904		36,115
Cash flows from financing activities				
Shareholder distributions		(79,720)		(34,615)
Cash (used) for financing activities		(79,720)		(34,615)
Increase (decrease) in cash for the period		4,184		1,500
Cash-beginning of period		10,721		9,221
Cash-end of period	$	14,905	$	10,721

See accompanying notes to the financial statements.

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

		Common Stock		Additional Paid In Capital		Retained (Deficit)		Total
Balance January 1, 2013	$	2,000	$	18,422	$	(13,656)	$	6,766
Net Income						36,213		36,213
Cash dividend distributed						(34,615)		(34,615)
Balance December 31, 2013		2,000		18,422		(12,058)		8,364
Net Income						83,396		83,396
Cash dividend distributed						(79,720)		(79,720)
Balance December 31, 2014	$	2,000	$	18,422	$	(8,382)	$	12,040

See accompanying notes to the financial statements.

Westchester Capital Planning, Inc.
Notes to the Financial Statements
December 31, 2014 & 2013

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2014 and 2013 the company was in compliance with its capital requirements and had excess net capital of $7,040 and $3,364, respectively.

Westchester Capital Planning, Inc.
Statements of Net Capital
For the Year Ended December 31,

	2014	2013
Total Assets	14,905	10,721
Less: total liabilities	2,865	2,357
Net worth	12,040	8,364
Less: non-allowable assets	-	-
Current capital	12,040	8,364
Less: haircuts	-	-
Net capital	12,040	8,364
Required net capital	5,000	5,000
Excess net capital	7,040	3,364
Aggregate indebtedness	2,865	2,357
Aggregate indebtedness to net capital	23.80%	28.18%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2014 & 2013

See accompanying notes to the financial statements.

RON FRIEDMAN
CPA

RON FRIEDMAN, CPA
177 White Plains Road-Apt. 14E
Tarrytown, New York 10591
ron@ronfriedmancpa.com
(T) 914.631.0369
(C) 914.830.4369
(F) 914.631.0939

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Westchester Capital Planning, Inc.

I have reviewed management's statements, included in the accompanying Westchester Capital Planning's Exception Report, in which Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)1 and 17 C.F.R. §240.15c3-3(k)2i (the exemption provisions) and Westchester Capital Planning, Inc. stated Westchester Capital Planning met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for the compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)1 and (k)2i of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Ron Friedman

Ron Friedman
Tarrytown, NY